Exhibit 3.1

Text of Bylaw Amendment Adopted January 23, 2008

Section 2.11 Conduct of Meetings.   At a meeting of the shareholders, only such business may be brought before the meeting that is either:

(i)    specified in the notice of meeting given by or at the direction of the Board of Directors,

(ii)   brought by or at the discretion of the Board of Directors; or

(iii)  otherwise properly brought by any shareholder of the Corporation who (A) is a shareholder of record on the date of giving the notice provided for in this Section 2.11 and on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting, and (B) complies with the notice procedures set forth herein.

For business, including director nominations, to be properly brought before a meeting by a shareholder pursuant to clause (iii) above, the business must be a proper subject to be brought before the meeting and the shareholder must have given timely notice thereof in writing to the Secretary. To be timely as to an annual meeting of shareholders, a shareholder’s notice must be received at the principal executive office of the Corporation not less than 120 calendar days before the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting; provided however, that if the date of the meeting is changed by more than 30 days from the date of the previous year’s meeting, notice by a shareholder to be timely must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed to shareholders or public disclosure of such date was made.  To be timely as to a special meeting of shareholders, a shareholder notice must be received not later than the call of the meeting as provided for in Section 2.2 of this Article 2.   Such shareholder notice shall set forth, as to each matter the shareholder proposes to bring before the meeting: (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (2) the name and record address of the shareholder proposing such business, (3) the class and number of shares of the Corporation which are beneficially owned by the shareholder, (4) a representation that the shareholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such business, and (5) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of the shareholder in such business.

Notwithstanding anything in these By-laws to the contrary, no business shall be proper at a meeting unless brought before it in accordance with the procedures set forth herein.  Further, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth herein.

Notwithstanding anything provided herein to the contrary, the procedures for submission of shareholder proposals have not expended, altered or affected in any manner, whatever rights or limitations may exist regarding the ability of a shareholder of the Corporation to submit a proposal for consideration by shareholders of the Corporation under Oklahoma or federal law.